John H. Sellers (650) 843-5070 jsellers@cooley.com	VIA EDGAR AND OVERNIGHT DELIVERY

May 13, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20249

Attn:	Brandon Hill

RE:	NeoPhotonics Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed May 13, 2015

File No. 333-201180

Ladies and Gentlemen:

On behalf of NeoPhotonics Corporation (the “Company”), we are transmitting for filing Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-201180 (the “Registration Statement”) originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 19, 2014. We are also sending a copy of this letter, the Amendment, and a version marked to show changes to the originally-filed Registration Statement in a courtesy package for the staff of the Commission (the “Staff”), in care of Mr. Brandon Hill.

The Amendment is being filed in response to oral comments received from the Staff, by telephone call to the undersigned on January 12, 2015, with respect to the Registration Statement (the “Comments”). For the Staff’s convenience, the two oral Comments have been incorporated into this response letter, followed by the Company’s response. Page references in the text of this response letter correspond to the page numbers of the Amendment.

1.	The Registration Statement should be amended to incorporate the information required by Item 402 of Regulation S-K, relating to executive compensation for the year ended December 31, 2014.

The Company respectfully acknowledges the Staff’s comment. Such information was filed with the Commission on April 29, 2015, as part of the Company’s Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2014. This filing is incorporated by reference into the Amendment.

2.	The Staff requests that the Company remove the disclaimer paragraph relating to third party information on page (i) of the originally-filed Registration Statement.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

May 13, 2015

Page Two

The Company respectfully acknowledges the Staff’s comment and has removed this paragraph from page (i) of the Amendment.

Please do not hesitate to contact me at (650) 843-5070 if you have any questions or would like any additional information regarding these responses.

Sincerely,

/s/ John H. Sellers

John H. Sellers

cc:	Timothy S. Jenks, NeoPhotonics Corporation

Stanton D. Wong and Heidi E. Mayon, Pillsbury Winthrop Shaw Pittman LLP

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM